December 23, 2008
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	JDA Software Group, Inc. (“JDA” or the “Company”)
Response to your letter dated November 25, 2008
Dear Mr. Kronforst:
     We have received your letter dated November 25, 2008 regarding your review of our Form 10-K for the Fiscal Year Ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “Commission”) on March 14, 2008, our Definitive Proxy Statement on Schedule 14A filed on April 11, 2008, and our Form 10-Q for Fiscal Quarter Ended September 30, 2008 filed on November 10, 2008. On December 4, 2008, Mike Bridge, our General Counsel, notified Mark Shannon of your division that the Company would need additional time to respond with such response expected before December 25, 2008.
     Enclosed is our written response to each comment, that supersedes and replaces our prior response dated December 22, 2008.
Form 10-K for the Fiscal year Ended December 31, 2007
Comment 1 – Item 1. Business, page 2. In a risk factor on page 19, you disclose that as a result of your Manugistics acquisition, you acquired a number of government contracts. Your Business section does not appear to include a description of any material portion of the business that may be subject to renegotiation on any material portion of the business that may be subject to renegotiation of profits or terminations of contracts or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of Regulation S-K. Please advise.
     The Business section of our Form 10-K for the Fiscal Year Ended December 31, 2007 does not include a formal description or discussion of the government contracts acquired in the Manugistics acquisition as this business is not currently material to our financial position or operating results. We conduct business with government-related customers under a General Services Administration Federal Supply Service (“GSA”) contract that expires in May 2010. The GSA contract contains two, five-year renewal options that could potentially extend the relationship through May 2020. During 2007, there were eight government-related customers that purchased

Mr. Mark Kronforst

December 23, 2008
nearly $8.7 million in product and services under the GSA contract, including over $6.1 million in recurring maintenance revenues. GSA contract revenues represented 2.3% of our consolidated revenues for 2007 and the maintenance portion of these revenues represented approximately 3% of consolidated maintenance services revenues.
     If the amount of business under the GSA contract increases in future periods, we will evaluate the propriety of additional disclosures under Item 101(c)(1)(ix) of Regulation S-K.
Comment 2 – Item 2. – Properties, page 22. Please explain what consideration you gave to Item 102 of Regulation S-K in determining not to specifically discuss your Hyderabad, India facility (the site of your Center of Excellence), in this section.
     Item 102 of Regulation S-K requires that we briefly state the location and general character of our principal and materially important physical properties and provide such other information that will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of our facilities. In addition, Item 102 also states that detailed descriptions of the physical characteristics of individual properties or legal descriptions are not required and should not be given.
     Although the Center of Excellence (“CoE”) facility in Hyderabad, India is our second largest facility in terms of square footage and number of associates (approximately 475 through the date of this response), there is nothing unusual or out of the ordinary about the property or the underlying lease. As is the case with many of our other facilities, the CoE has a wide mix of associates involved in product development, consulting services, software support, administrative and pre-sales functions, the only difference being that the CoE has a higher number of associates in product development. The CoE currently occupies approximately 85,000 square feet in two adjacent buildings under a non-cancelable lease. The existing lease term expires in September 2012, contains no contingent rental payments and provides for normal annual scheduled rent increases of 4.5% per year.
     We make the general statement in our properties disclosure that we expect that most of our existing leases will be renewed in the normal course of business or suitable additional or alternative space will be available on commercially reasonable terms as needed. We further note that our existing facilities are adequate for our current needs and for the foreseeable future. These statements apply equally to our CoE facility as they do to any of our other leased properties.
     For clarification purposes, we will add the following edit to our properties disclosures in future Form 10-K filings in order to highlight that these statements apply to the CoE:
As of December 31, 2007, we leased office space in the Americas for 13 regional sales and support offices across the United States, Canada and Latin America, and for 14 other

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December 23, 2008
international sales and support offices located in major cities throughout Europe, Asia, Australia, Japan and our Center of Excellence facility in Hyderabad, India. The leases are primarily non-cancelable operating leases with initial terms ranging from one to 20 years that expire at various dates through the year 2018. None of the leases contain contingent rental payments; however, certain of the leases contain scheduled rent increases and renewal options. We expect that in the normal course of business most of these leases will be renewed or that suitable additional or alternative space will be available on commercially reasonable terms as needed. We believe our existing facilities are adequate for our current needs and for the foreseeable future. As of December 31, 2007, we have approximately 38,000 square feet of excess space that we are trying to sublet.
Comment 3. – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Results of Operations: Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 35. You indicate on pages 5 and 27, respectively, that you introduced the JDA Enterprise Architecture and that you have successfully delivered your first major product release through your off-shore facility located in Hyderabad, India. Please tell us what consideration you gave to disclosing the impact of the introduction of new products on your net revenues pursuant to Item 303(a)(3)(iii) of Regulation S-K.
     We considered the guidance in Item 303(a)(3)(iii) of Regulation S-K as we prepared our disclosures comparing the results of operations for the year ended December 31, 2007 to the year ended December 31, 2006, including the impact of new products released through the CoE during 2007.
     During 2007 there were two major releases through the CoE, both of which occurred in June 2007. One of the releases encompassed supply chain planning and optimization functionality that impacted several of our product lines including Demand, Allocation & Replenishment, Manufacturing & Supply Management and Collaboration. This release also added a new product to our solutions suite – Promotions Management. The other release covered applications in our Transportation and Logistics Management suite. Other than the Promotions Management application, neither of these major releases involved any additional new products; rather, they were simply new versions of existing products. We also delivered certain follow-on enhancements to the major releases in December 2007. Revenues from the major releases represented approximately 4% of our total software revenues in 2007. However, since the new Promotions Management product was not available until the middle of 2007 sales of the product did not have a material impact on our 2007 net revenues and operating results. Accordingly, we do not believe the comparison of our results of operations for the year ended December 31, 2007 to the year ended December 31, 2006 warrants any special discussion of this new product.
Comment 4. — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Results of Operations: Year Ended December 31, 2006 Compared to

Mr. Mark Kronforst

December 23, 2008
Year Ended December 31, 2005, Liquidity and Capital Resources, page 44. Your discussion of liquidity and capital resources does not appear to compare the fiscal year ended December 31, 2006 against the fiscal year ended December 31, 2005. See item 303 of Regulation S-K. Please explain.
     JDA has historically interpreted the guidance in Item 303(a) to imply that the discussion of liquidity should focus on a registrant’s current financial position (which is measured at a point in time – in this case December 31, 2007) and the ability to meet future cash obligations. Therefore, we chose to focus our discussion of liquidity on indentifying the primary drivers and sources of our operating cash (net income, collections on accounts receivable and increases in deferred maintenance revenue) that have and will continue to impact our ability to meet our future cash obligations. In addition, the discussion identifies trends related to changes in currency exchange rates as well as the short and long-term cash obligations under contractual obligations that existed at December 31, 2007. Based upon our assessment of these factors we concluded that our cash and cash equivalents and net cash provided from operations would provide adequate liquidity to meet our normal operating requirements for the foreseeable future. We have believed that the liquidity discussion in our 2007 Form 10-K addresses the spirit and requirements described in Item 303 and Instruction 5 to Item 303(a) as it focuses on our current financial position and our ability to meet our future cash obligations.
     However, in light of your comment and after reviewing other public company filings we noted that many presented comparative cash flow tables. Therefore, to enhance investors’ understanding of our cash positions, we will add a table, similar to the following, to our future Form 10-K filings with the SEC, which compares year-to-year changes in the key components of our Statements of Cash Flows. In addition, in future filings we will identify prior year trends, if any, that continue to have an impact on our future liquidity.

		% Change		% Change
	2007	2006 to 2007	2006	2005 vs 2006	2005
Net cash provided from operating activities	$79,707	418%	$15,402	(25%)	$20,536
Net cash used in investing activities	(8,158)	82%	(45,839)	(470%)	(8,028)
Net cash provided by (used in) financing activities	(30,590)	(269%)	11,352	803%	(1,414)
Cash and cash equivalents (end of period)	95,288	78%	53,559	(25%)	71,035
Comment 5. – Item 8. Financial Statements and Supplementary Data. Consolidated Statements of Operations, page 66. We note that you recognize revenue using contract accounting. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Additionally, please explain what consideration you gave to disclosing where this revenue is reported and, if applicable, the basis for allocation between product and service revenue.

Mr. Mark Kronforst

December 23, 2008
     Historically, JDA has had a limited number of arrangements that involved significant production, modification or customization of software and as a result, required the Company to apply contract accounting. Although the number of arrangements recognized under contract accounting has varied from year-to-year, the dollar amount of revenues recognized under contract accounting in any year has not been material. During 2007, JDA applied contract accounting to only one arrangement and recognized approximately $1.0 million in revenues (< 1% of total consolidated revenues), including software ($316,000), maintenance ($136,000), services ($579,000) and reimbursed expenses ($6,000).
     If the amount of revenue JDA recognizes under contract accounting significantly increases and impacts the comparability of reported periods, the Company will evaluate the necessity of additional disclosures.
Comment 6. — Note 1. Summary of Significant Accounting Policies. Revenue Recognition, page 73. We note that you recognize revenue for arrangements involving significant services or custom development that are essential to the software’s functionality based on the percentage of completion method. Please tell us how you have considered disclosing the method(s) you use to measure the extent of progress to completion pursuant to paragraph 45 of SOP 81-1.
     We measure progress-to-completion on arrangements involving significant services or custom development that are essential to the software’s functionality using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. We continually review our estimates and input measures. If our estimates indicate that a loss will be incurred, the entire loss is recognized in that period. This measurement has been applied consistently in all accounting periods.
     We will revise our disclosure in future filings to clarify that we use input measures, primarily labor hours, to measure progress-to-completion on arrangements involving significant services or custom development that are essential to the software’s functionality as follows (paragraph 3 of our revenue recognition policy):
Our customer arrangements typically contain multiple elements that include software, options for future purchases of software products not previously licensed to the customer, maintenance, consulting and training services. The fees from these arrangements are allocated to the various elements based on VSOE. Under the residual method, if an arrangement contains an undelivered element, the VSOE of the undelivered element is deferred and the revenue recognized once the element is delivered. If we are unable to determine VSOE for any undelivered element included in an arrangement, we will defer revenue recognition until all elements have been delivered. In addition, if a software license contains milestones, customer acceptance criteria or a cancellation right, the software

Mr. Mark Kronforst

December 23, 2008
revenue is recognized upon the achievement of the milestone or upon the earlier of customer acceptance or the expiration of the acceptance period or cancellation right. For arrangements that provide for significant services or custom development that are essential to the software’s functionality, the software license revenue and contracted services are recognized under the percentage of completion method as prescribed in the provisions of ARB No. 45 and SOP 81-1. We measure progress-to-completion on arrangements involving significant services or custom development that are essential to the software’s functionality using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. We continually update and revise our estimates of input measures. If our estimates indicate that a loss will be incurred, the entire loss is recognized in that period.
Comment 7. — Exhibits 31.1 and 31.2. The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have deleted the language “(the registrant’s fourth fiscal quarter in the case of annual report)” in paragraph 4(d). Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008, and March 31, 2008.
     We confirm that we will conform our disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement Filed April 11, 2008
Comment 8. – Executive Compensation, page 18. Given that you appear to utilize benchmarking in your evaluation of executive compensation, we would expect to see more insightful disclosure of the mechanics of your benchmarking program. At a minimum, your disclosure should address how you target each element of compensation against the comparator companies. Although you provide some disclosure regarding the apparent benchmarking of base salaries, we would also expect to see disclosure that specifies how each element of compensation relates to the data you have analyzed from the comparator companies, a discussion of where you target each element of compensation against the peer companies, and an analysis of where actual payments fall within the targeted parameters.
     As noted in our Proxy filing, in setting compensation for 2007 the Compensation Committee reviewed a peer group, and corresponding peer group data, developed by our compensation consultant, Watson Wyatt. The Compensation Committee’s compensation policy has been to set base salary at or near the median of the selected peer group. The Compensation Committee’s general philosophy with annual bonuses has been to set target annual bonus amounts at or above the peer group median tied to a “stretch” performance goal. The Compensation Committee believes this

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December 23, 2008
approach to annual bonuses incentivizes management to maximize potential performance. The stretch performance goal for 2007 was $85 million in EBITDA. Although our equity-based awards tend to be at or below the peer group median, the Compensation Committee believes it is important to provide increased target equity-based awards when the Company is faced with a strategically important period. In 2007, the Compensation Committee provided such a larger target equity-based award to incentivize the successful integration of Manugistics, which the Company acquired in 2006. As a result, the Committee created larger than usual rewards in 2007 for achievement of “stretch” EBITDA targets that could result in cash and equity-based awards in excess of the peer group median in event the goals were achieved.
     We will revise future Proxy filings to include disclosures, for each component of compensation, of any use by the Compensation Committee of peer group benchmark data as well as the Compensation Committee’s policy (assuming no change in such policy) with respect to the targets set based upon its review of such data. We will also disclose whether actual compensation was consistent with the compensation goals and policies of the Compensation Committee. The Compensation Committee has recently completed an updated review of comparative compensation in the market and we will disclose the decisions reached in this latest review in our next Proxy filing.
Comment 9. – Compensation Elements in 2007, page 20; Annual Bonuses, page 20. You state that your 2007 cash incentive plan provided for approximately $2.6 million in targeted cash bonuses to executive officers, payable quarterly, based upon actual performance relative to defined annualized EBITDA goals. You also disclose that based on your performance against the EBITDA goal in 2007, an aggregate of $2.4 million was awarded to executive officers in bonus compensation in 2007. It is unclear from your disclosure in this section whether you achieved your annualized EBITDA goals, and why your plan provided for $2.6 million in bonuses but awarded $2.4 million. In addition, your disclosure does not discuss whether cash bonuses would be awarded if you did not meet your EBITDA goal (and the amount of such bonuses), and whether cash bonuses would increase in amount if you exceeded your EBITDA goal by a specified amount (and the amount of such bonuses). Discuss the correlation between achievement of the target EBITDA goal and the payments actually made to you named executive officers under the 2007 Cash Incentive Plan. Evaluate whether you need to provide corresponding tabular disclosure in columns(c) through (e) of your Grants of Plan-Based Awards table. See Item 402(d)(2)(iii) of Regulation S-K.
     The Compensation Committee of the Board of Directors approved a 2007 Cash Incentive Bonus Plan (“2007 Bonus Plan”) for the Company’s executive officers on February 6, 2007. The 2007 Bonus Plan provided for the payment of $2.6 million in targeted cash bonuses based upon achievement of an annual adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) target of $85 million. No bonuses would be earned or paid under the 2007 Bonus Plan unless a minimum EBITDA threshold of $70 million was met and there was no cap on the

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December 23, 2008
maximum amount of bonus an executive could receive if the Company exceeded the $85 million target. For reference, the details of the 2007 Bonus Plan, including the identification of participating executive officers together with their target cash bonus amounts, 2007 EBITDA performance thresholds and bonus calculation formulas, were provided to the SEC on Form 8-K/A dated February 6, 2007, as filed on April 26, 2007.
     The Company achieved 99.8% of its $85 million EBITDA target for 2007. The Company applied the bonus calculation formulas under the 2007 Bonus Plan, resulting in payments to each executive officer of 98.5% of their target cash bonus amount. Cash bonus amounts payable under the 2007 Bonus Plan were calculated pursuant to the following formula:

2007 Actual EBITDA Total	Total Annual Cash Bonus Amount Payable under the 2007 Bonus Plan
Less than or equal to than $70,000,000	No cash bonus payable.

Greater than $70,000,000 but less than $75,000,000	10% of the Annual Target Cash Bonus Amount for every one million dollars of EBITDA achieved in excess of $70,000,000, pro rated to the actual EBITDA dollar amount.

$75,000,000	50% of the Annual Target Cash Bonus Amount.

Greater than $75,000,000 but less than $85,000,000	50% of the Annual Target Cash Bonus Amount plus 5% of the Annual Target Cash Bonus Amount for every one million dollars of EBITDA achieved in excess of $75,000,000, pro rated to the actual EBITDA dollar amount.

$85,000,000	Annual Target Cash Bonus Amount.

Greater than $85,000,000	Annual Target Cash Bonus Amount plus 5% of the Annual Target Cash Bonus Amount for every one million dollars of EBITDA achieved in excess of $85,000,000, pro rated to the actual EBITDA dollar amount.

Mr. Mark Kronforst

December 23, 2008
     A reconciliation of target cash bonus amounts to the actual cash bonus amounts paid is as follows:

		Target Cash	Cash Bonus
Officer	Title	Bonus	Paid
Named Executive Officers

Hamish N. Brewer	President & Chief Executive Officer	$350,000	$344,750
Kristen L. Magnuson	Executive VP & Chief Financial Officer	225,000	221,625
Christopher Koziol	Chief Operating Officer	275,000	270,875
Philip Boland	Senior VP, Worldwide Consulting Services	250,000	251,200
Laurent F. Ferrere II	Senior VP, Product Management & CMO(1)	250,000	152,500

		1,350,000	1,240,950
Other Executive Officers (2)		1,322,500	1,209,648

		$2,672,500	$2,450,598

(1)	Mr. Ferrere joined the Company in July 2007. He received a pro-rata payout equal to 98.5% of his target cash bonus for the period of time he served as an executive officer during 2007.

(2)	Certain of the other executive officers were promoted to or resigned from their executive roles at various times during 2007. In these situations, the executives received a pro-rata payout equal to 98.5% of their 2007 target cash bonuses for the period of time they served as executive officers.
     We do not believe additional tabular disclosure needs to be made in columns (c) through (e) of the Grants of Plan-Based Awards table. Although the cash bonuses earned under the 2007 Bonus Plan are appropriately considered non-equity incentive plan awards pursuant to Item 402(d)(2)(iii), all cash bonuses earned by the Named Executive Officers for services rendered during 2007 were paid prior to the filing date of the Proxy, and are reflected in the Summary Compensation Table under the column “Bonus.” There are no additional payouts to report under the 2007 Bonus Plan.
     A similar cash incentive bonus plan was approved for 2008 (“2008 Bonus Plan”). The 2008 Bonus Plan provides for 100% target bonus amounts if the Company achieves an annual adjusted EBITDA target of $95 million. The approval of the 2008 Bonus Plan was disclosed in the 2008 proxy. We anticipate similar cash incentive bonus plans to be approved on an annual basis as part of our executive compensation package.
     We will provide expanded disclosure in future definitive proxy statements of the Company’s actual achievement of EBITDA targets or other performance metrics that may apply, together with the identification of the actual cash bonus payout made and a description of the

Mr. Mark Kronforst

December 23, 2008
formulas used to calculate the bonus. While we did not exclude the information in our 2008 proxy statement (relative to the 2007 fiscal year) on the basis of Instruction 4 to Item 402(b) of Regulation S-K, we would like to supplementally advise that we may in the future refrain from providing annual EBITDA guidance to the public markets. In that event, we will treat any internal EBITDA targets as confidential and competitively sensitive information of JDA Software Group, and will not disclose precise targets in our proxy on that basis.
Comment 10. – Compensation Elements in 2007, page 20; Annual Bonuses, page 20. We note your disclosure that the annual targeted cash bonus amount was paid on a quarterly basis, as determined by the level of achievement of the Company’s financial targets. Your discussion includes an annual EBITDA target, but does not discuss whether you have any specified quarterly EBITDA targets. If you have specified quarterly EBITDA targets, you should disclose the targets. If the quarterly targets are not equal, you should discuss the reason for the disparity. You should also discuss the extent to which you achieved the EBITDA targets on a quarterly basis, and how this impacted the cash bonuses paid to the named executive officers. If you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.
     The Company did not omit any disclosures pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Although a portion of the annual targeted cash bonus amounts were paid to executives on a quarterly basis, the 2007 Bonus Plan did not provide for specified quarterly EBITDA targets. Rather, the quarterly bonuses paid to executives were calculated based upon the Company’s annualized year-to-date achievement of the $85 million EBITDA target, with a holdback of a portion of the annualized amount to be paid after the Company’s Audit Committee determined the 2007 EBITDA performance in January 2008.
     The 2008 Bonus Plan referred to in Comment 9 above operates in a similar manner. We will provide expanded disclosure in future definitive proxy statements of the Company’s actual achievement of EBITDA targets or other performance metrics that may apply, together with the identification of the actual cash bonus payment made and a description of the methodology and formulas used to calculate the bonus.
Comment 11. – Equity-Based Awards, page 21. You state that a partial pro-rata issuance of restricted stock units would be made if you achieved a minimum performance threshold. You should disclose the minimum performance threshold, as well as the amount of restricted stock units the named executive officers would receive if you achieved the minimum performance threshold. In addition, if the named executive officers could receive additional restricted stock units for exceeding $85 million of adjusted EBITDA, you should disclose any such EBITDA targets as well as the number of additional restricted stock units they would receive. Please explain the correlation between achievement of the target EBITDA goal and the

Mr. Mark Kronforst

December 23, 2008
payments actually made to your named executive officers under the 2005 Plan and the Integration Plan. Estimated future payouts under the plans should be addressed in columns (f) through (h) to your Grants of Plan-Based Awards. See item 402(d)(2)(iv) of Regulation S-K.
     The Compensation Committee of the Board of Directors approved awards of contingently issuable restricted stock units (“RSU Awards”) to the Company’s executive officers on March 13, 2007 and May 14, 2007. The RSU Awards were designed to incent the executive management team if the Company was able to successfully integrate the acquisition of Manugistics Group, Inc. and achieve an EBITDA target of $85 million for 2007. For reference, details of the 2007 RSU Awards, including the identification of participating executive officers, the RSU Awards that would vest if the EBITDA target of $85 million for 2007 was met, and the calculation for the additional restricted stock units that would be awarded if the Company’s actual EBITDA performance for 2007 exceeded the EBITDA target of $85 million, were provided to the SEC on Form 8-K dated March 13, 2007, as filed on March 16, 2007; on Form 8-K/A dated March 13, 2007, as filed on April 6, 2007; and on Form 8-K dated July 3, 2007, as filed on July 13, 2007.
     The RSU Awards provided the executive officers with the right to receive, without payment of monetary consideration, on the vesting date, a number of shares of the Company’s common stock equal to the number of restricted stock units vesting on such date. The RSU Awards provided for a combination of vesting based on the passage of time and on a sliding scale tied to the Company’s actual performance in 2007 as compared to the $85 million goal. The sliding scale required the Company to meet a minimum threshold of $70 million in EBITDA for 2007 before any RSU Award would begin to vest (e.g. if the Company achieved less than $70 million in EBITDA for 2007, the executive officers would receive no portion of their original RSU Award). At $85 million in EBITDA for 2007, the RSU Awards would have the potential for full vesting. For every $1 million in EBITDA in excess of $85 million up to a maximum of $95 million for 2007, each executive officer would be entitled to receive an additional 2.5% of their original RSU Award, pro rated to the actual EBITDA amount (e.g., if the Company achieved $95 million in EBITDA for 2007, the executive officers would receive 125% of their original RSU Award). If an RSU Award was eligible for vesting as a result of the Company exceeding $70 million in EBITDA for 2007, a portion of the RSU Award would become fully vested after the determination of the actual EBITDA for 2007 was made at the beginning of 2008, a portion of the RSU Award would be subject to monthly vesting over the subsequent two year period and, in the case in which the EBITDA for 2007 was less than $85 million, a portion of the RSU Award would be forfeited once the 2007 EBITDA determination was made.

Mr. Mark Kronforst

December 23, 2008
     The Company achieved 99.8% of its $85 million target for 2007 which qualified each executive officer to receive 99.25% of their targeted RSU Award. The following summarizes the RSU Awards for the Named Executive Officers at the minimum ($70 million), targeted ($85 million) and maximum ($95 million) EBITDA achievement levels as well as the actual pro-rata RSU Awards issued based on the Company EBITDA achieved for 2007.

		Targeted RSU
	RSU Awards at	Awards at	RSU Awards	Actual
	$70 million	$85 Million	at $95 million	Pro-Rata RSU
Officer	EBITDA	EBITDA	EBITDA	Awards Issued
	(-0-%)	(100%)	(125%)	(99.25%)
Hamish N. Brewer	—	74,626	93,282	74,066
Kristen L. Magnuson	—	37,313	46,641	37,033
Christopher Koziol	—	52,238	65,298	51,846
Philip Boland	—	22,388	27,985	22,220
Laurent F. Ferrere II	—	15,000	18,750	14,888

	—	201,565	251,956	200,053

     We do not believe additional tabular disclosure needs to be made in columns (f) through (h) of the Grants of Plan-Based Awards table. Although the RSU Awards are appropriately considered equity incentive plan awards pursuant to Item 402(d)(2)(iii), all RSU Awards were issued prior to the filing date of the Proxy and as a result, there are no additional awards to report. The actual RSU Awards issued to the Named Executive Officers for services rendered during 2007 are reflected in the Summary Compensation Table under the column “Stock Awards” and described in footnote (1). In addition and as a result, we reported the RSU Awards issued to the Named Executive Officers for services rendered during 2007 under column (i) in the Grants of Plan-Based Awards table pursuant to Item 402(d)(2)(v).
     A similar equity-based incentive plan was approved for executive officers in 2008 that provides for the issuance of performance shares (“2008 Equity-Based Incentive Plan”). Each performance share represents the opportunity for the executive officers to receive a number of shares of common stock if the Company achieves a defined performance threshold for 2008. The 2008 Equity-Based Incentive Plan provides for a 100% distribution if the Company achieves an annual adjusted EBITDA target of $95 million. The approval of the 2008 Equity-Based Incentive Plan was disclosed in the 2008 proxy. We anticipate similar equity-based incentive plans to be approved on an annual basis as part of our executive compensation package.
     We will provide expanded disclosure in future Definitive Proxy Statements of the Company’s actual achievement of EBITDA targets or other performance metrics that may apply, together with a discussion of the correlation between the target EBITDA goal and the equity-based awards actually made to named executive officers and a general description of the formulas used to calculate the awards.

Mr. Mark Kronforst

December 23, 2008
Comment 12 — Equity-Based Awards, page 21. You disclose that under the 2005 Plan, your Compensation Committee is authorized to grant stock awards, restricted stock, restricted stock units, performance awards, and deferred compensation awards to your executive officers. In 2007, you chose to issue restricted stock units. Please explain why your Compensation Committee chose to use restricted stock for 2007 equity-based awards. Please include similar disclosure in future filings, for instance, why your Compensation Committee plans to issue performance shares in 2008.
     As disclosed in our Proxy, a primary goal of JDA’s incentive compensation plans, both cash and equity, were to align the goals of JDA employees with the company’s goal of successfully integrating the Manugistics acquisition as reflected in the achievement of EBITDA goals. In its communications with employees (and subsequent proxy disclosure), we characterized our equity program as an issuance of restricted stock units. Each such unit represented the right to receive — following JDA’s year-end and determination by the Audit Committee of actual EBITDA — a combination of “fully vested” JDA common stock (representing 50% of the actual award), and the right to receive the remaining 50% of the award in equal 24-month increments subject to continued employment.
     While the fundamental structure of our equity incentive program did not change from 2007 to 2008, the Compensation Committee has determined that its awards are more properly characterized as a contingent award of performance shares. This change is one of nomenclature, and does not reflect a substantive change in the actual operation of, or benefits under, the 2005 Plan.
     Assuming no fundamental change in our equity compensation methodology, we will add disclosure to future filings to emphasize the Compensation Committee’s belief that the award of contingent performance shares provides an effective and targeted incentive, motivating our executives to align our operations and priorities with our shareholders’ interest in our strong EBITDA performance. We will note the Compensation Committee’s view that the immediate award of 50% of the earned shares provides a current reward for successful performance in the form of an ownership interest in JDA, while subjecting the remaining 50% of the award to vesting helps us retain key executives while providing an ongoing incentive to build increased shareholder value.
     We will provide supplemental information that JDA is not permitted to issue stock options under its 2005 Plan.
Comment 13 — Equity-Based Awards, page 21. Certain disclosure in this section discusses non-named executive officers. Item 402 of Regulation S-K requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or

Mr. Mark Kronforst

December 23, 2008
paid to your named executive officers and directors. We are unclear why you have included this disclosure. As an example, see the tabular disclosure on page 22. Please advise.
     In the spirit of full disclosure, we included certain compensation information for other non-named executive officers in order to make our proxy disclosures consistent with the equity-based compensation information for all of our Section 16 filers that had previously been provided to the SEC on Form 8-K/A dated March 13, 2007, as filed on April 6, 2007 and on Form 8-K dated July 3, 2007, as filed on July 13, 2007. We confirm that in future Definitive Proxy Statements, JDA will only provide compensation information for named executive officers pursuant to Item 402 of Regulation S-K.
Comment 14 – Summary Compensation Table, page 24. Please tell us why amounts awarded pursuant to the 2007 Cash Incentive Plan have been included in the bonus column of your summary compensation table rather than in the Non-Equity Incentive Plan Compensation column. See Item 402(c)(1) and (c)(2)(vii) of Regulation S-K. Refer also to Question 119.02 of the Division’s Regulation S-K Compliance and Disclosure Interpretations.
     Throughout the Executive Compensation section of the Proxy, we refer to the amounts paid under our 2007 Cash Incentive Plan as “bonus” payments. See page 20. To be consistent we included the “bonus” term in our summary compensation table. However, we now recognize that such payments are more accurately designated as “Non-Equity Incentive Plan Compensation” as defined in Item 402(a)(6)(iii) of Regulation S-K and described in Item 402(c)(1) and (c)(2)(vii) of Regulation S-K, and we confirm that we will describe our future Cash Incentive Plan payments as Non-Equity Incentive Plan Compensation in all future SEC filings.
Comment 15 – Summary Compensation Table, page 24. Disclose all assumptions made in the valuation of awards in the option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.
     We do not believe additional tabular disclosure needs to be made in the option awards column (column (f)) of the Summary Compensation Table pursuant to Instruction 1 to Item 402(c)(2)(vi). The Company has not made a stock option grant to an executive officer or any other employee since 2004. The 2005 Performance Incentive Plan (“2005 Incentive Plan”) was approved by the Company’s stockholders on May 16, 2005. The 2005 Incentive Plan does note include stock options. With the adoption of the 2005 Incentive Plan, the Company terminated all prior stock option plans except for those provisions necessary to administer the outstanding options (see Footnote 15 to JDA’s Consolidated Financial Statements for the fiscal year ended December 31, 2007).

Mr. Mark Kronforst

December 23, 2008
     We also confirm that the dollar amounts of the stock awards disclosed in column (e) of the Summary Compensation Table represent the market price of the Company’s common stock on the grant date of the stock awards pursuant to the guidance in FAS 123R and Instruction 1 to Item 402(c)(2)(v). Footnote (1) to the Summary Compensation Table provides a summary of the stock awards granted to the Named Executive Officers. Per share market values of the stock awards are disclosed in column (l) of the Grants of Plan-Based Awards table. In future Definitive Proxy Statements filings we will clarify and consolidate all the assumptions used to value the stock awards by reference to the appropriate discussion in the footnotes to the Company’s Consolidated Financial Statements or in the footnotes to the Summary Compensation Table.
Comment 16 – Grants of Plan-Based Awards, page 25. In column (d), it is not clear why you have not disclosed the full grant date fair value of the awards reported in column (c). See Item 402(d)(2)(viii) of Regulation S-K.
     It is unclear from Item 402(d)(2)(viii) whether the amounts to be reported in column (l) of the Grants of Plan-Based Awards table should be on a price/share basis or an extended grant date fair value basis (i.e., number of shares * grant date fair value). We made the assumption that the amounts in column (l) should be reported on a price/share basis since the guidance in Item 402(d)(2)(vii) required similar disclosures for stock option awards to be reported in column (k) on a price/share basis. It should be noted that the extended grant date fair value of the stock awards granted to the Named Executive Officers was disclosed under Stock Awards in column (e) of the Summary Compensation Table. In future Definitive Proxy Statements we will report the extended grant date fair value of each equity award in column (l) of the Grants of Plan-Based Awards table in accordance with FAS 123R.
Comment 17 – Transactions with Related Persons, page 32. Notwithstanding your statement that your Code of Ethics governs related party transactions, please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.
     Pursuant to our disclosure in the Proxy on page 32, JDA did not have any related party transactions during 2007 that are required to be disclosed pursuant to paragraph (a) of Item 404 of Regulation S-K. Therefore, we did not elaborate on the details of our policies and procedures for the review, approval, or ratification of related party transactions. However, for the avoidance of doubt, JDA’s policies and procedures for the review, approval, or ratification of all related party

Mr. Mark Kronforst

December 23, 2008
transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K are in writing in its Code of Business Conduct and Ethics (“Code of Conduct”), which can be found on JDA’s website at http://www.jda.com/file_bin/investorrelations/Code-of-Business-Conduct—Ethics-(effective-22Jan2004).pdf.
     The Code of Conduct contains a number of provisions regarding transactions with related persons, including the following: (i) special ethics obligations for persons with financial reporting responsibilities; (ii) conflict of interest prohibitions and examples; (iii) duties regarding corporate opportunities; (iv) reporting and investigation process for suspected violations of Company policies and receipt of complaints regarding financial reporting of accounting issues; and (iv) compliance procedures. These provisions define conflicts of interest, establish investigation obligations and set forth the process to approve related party transactions. The Code of Conduct defines a conflict of interest to occur when “a person’s personal interest interferes, or appears to interfere, with the interests of the company.” The Code of Conduct requires employees to report suspected conflicts of interest. In addition, any transaction between the Company and a related party must be approved in advance by the Audit Committee, and no executive officer or director will receive a loan or credit directly or indirectly from the Company.
     We confirm that JDA will include this disclosure in future Proxy statements filed with the SEC.
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Comment 18 – Liquidity and Capital Resource, page 37. We note that you invest your excess cash balances in money market accounts. Please tell us how you considered the disclosure requirements of paragraph 32 of SFAS 157 with respect to these money market accounts. As part of your response, please tell us the level within the fair value hierarchy that applies to your money market accounts as well as the fair value and book value of these investments at September 30, 2008.
     The reference made in the liquidity and capital resource discussion should have clarified that the Company’s excess cash balances were only invested in money market accounts as of December 31, 2007 and not September 30, 2008. JDA has historically invested a portion of its excess cash balances in money market accounts and the Company had approximately $5.4 million invested in money market accounts at December 31, 2007, March 31, 2008 and June 30, 2008. We closed the money market accounts during third quarter 2008 and transferred the remaining balances to our operating account in anticipation of the pending acquisition of i2 Technologies, Inc. and as a result, the Company had no investments in money market accounts at September 30, 2008.

Mr. Mark Kronforst

December 23, 2008
     There were no unrealized losses recorded on the money market accounts at December 31, 2007, March 31, 2008 or June 30, 2008 as the quoted market values (Level 1 fair value hierarchy input) for the accounts equaled the book carrying value.
     If in the future JDA invests any of its excess cash balances in money market accounts, the Company will evaluate the propriety of any additional disclosures including the identification of the (i) fair value measurements at the reporting date, (ii) the level within the fair value hierarchy in which the fair value measures in their entirety fall, and (iii) the amount of the total gains or losses for the period.
Comment 19 – Liquidity and Capital Resource, page 37. Please tell us why you do not discuss the $20 million payable in the event that financing cannot be arranged for the i2 transaction. The uncertainty related to the financing and the potential impact on your short-term liquidity appears to suggest that a robust discussion should be included within this section.
     JDA did not discuss the $20 million break-up fee that could be payable to i2 under certain circumstances because even if such a payment occurred, JDA’s strong financial position would not have been materially impacted. However, we agree with your comment, and in the future we will include a disclosure in our SEC filings of such break-up fees or other matters that could have a material impact on our short-term liquidity. Please note that since the filing of our 10-Q on November 10, 2008, the transaction between JDA and i2 has terminated and JDA has paid the $20 million break-up fee to i2. Despite the payment of this fee JDA retains a strong financial position, as evidenced by our positive cash flow from operations, current cash reserves, lack of long-term debt and the availability of an unused $50 million revolving line of credit. We will include discussion of the $20 million break-up fee in our Annual Report on Form 10-K for the year ending December 31, 2008.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.

Mr. Mark Kronforst

December 23, 2008
Sincerely,
Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer